SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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TEL: +55 11 3708 1820 FAX: +55 11 3708 1845 www.skadden.com January 30, 2012

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VIA EDGAR CORRESPONDENCE United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Washington, D.C. 20549-3561

Attention:	Andrew D. Mew
Accounting Branch Chief

Re:	Comment Letter dated December 30, 2011
Ultrapar Participações S.A.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed June 30, 2011
File No. 001-14950

Dear Mr. Mew:

By letter dated December 30, 2011 (the “Comment Letter”), the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) issued comments to the annual report on Form 20-F filed with the Commission on June 30, 2011 (the “2010 Form 20-F”) by Ultrapar Participações S.A. (“Ultrapar” or the “Company”).

On behalf of our client, Ultrapar, we are responding below to the comments contained in the Comment Letter. Statements on factual matters are based on information furnished to us by the Company. For your convenience, we have reproduced below in bold each of the Staff’s comments and have provided the respective response immediately following each comment.

In addition, except when otherwise indicated, the amounts presented in this response are expressed in thousands of reais, the lawful currency in Brazil.

1. Form 20-F for fiscal year ended December 31, 2010

Item 3. Key Information, page 5

1.	Refer to your footnote (6) on page 7 which states, “The purpose of including adjusted EBITDA information is to provide a measure for assessing our ability to generate cash from our operations.” Please provide us a reconciliation of adjusted EBITDA to cash flows from operating activities and revise in future filings.

Mr. Andrew D. Mew, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

RESPONSE:

The reconciliation of adjusted EBITDA to cash flows from operating activities for the years ending December 31, 2010 and 2009 is presented in the table below.

	Note to Financial Statements	2010	2009
		(in millions of reais)
Net income for the year		765.2	440.7
Adjustments to reconcile net income to adjusted EBITDA:
Equity in income of affiliates	11	(0.0)	(0.2)
Depreciation and amortization		530.8	529.3
Income from disposal of assets	25	(79.0)	(18.9)
Financial income	26	(267.0)	(176.2)
Financial expenses	26	531.1	467.7
Current income and social contribution taxes	9.b)	191.2	182.2
Deferred income and social contribution taxes	9.b)	134.7	26.4
Tax incentives (income and social contribution taxes)	9.b) and 9.c)	(30.7)	(20.6)

Adjusted EBITDA		1,776.3	1,430.4

Adjustments to reconcile adjusted EBITDA to cash provided by operating activities:
Financial result that affected the cash flow from operating activities		150.5	(180.8)
Current income and social contribution taxes	9.b)	(191.2)	(182.2)
Tax incentives (income and social contribution taxes)	9.b) and 9.c)	30.7	20.6
PIS and COFINS credits on depreciation		9.6	10.2
Expense with tanks removed	16	(5.8)	(3.3)
Others		1.0	1.6

(Increase) decrease in current assets
Trade accounts receivable	5	(94.7)	92.0
Inventories	6	(131.3)	380.9
Recoverable taxes	7	(34.3)	52.0
Other receivables		16.9	69.7
Prepaid expenses	10	(8.3)	8.4

Increase (decrease) in current liabilities
Trade payables		21.1	47.4
Salaries and related charges		54.4	(2.7)
Taxes payable		36.5	19.6
Income and social contribution taxes		34.3	1.4
Other payables		(1.1)	(3.4)

(Increase) decrease in long-term assets
Trade accounts receivable	5	(11.2)	(23.4)
Recoverable taxes	7	(1.0)	(8.5)
Escrow deposits		(72.3)	(44.2)
Other receivables		0.8	1.8
Prepaid expenses	10	6.7	(10.9)

Increase (decrease) in long-term liabilities
Provision for contingencies		(107.3)	60.7
Other payables		27.8	4.9

Net cash provided by operating activities		1,508.2	1,742.1

Mr. Andrew D. Mew, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

The Company will revise its future filings, including its next annual report on Form 20-F, to include the reconciliation of adjusted EBITDA to cash flows from operating activities and to replace the language of footnote (6) on page 7 of the 2010 Form 20-F to state the following: “The purpose of including adjusted EBITDA information is to provide a measure used by the management for internal assessment of our operating results. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance.”

2.	Refer to your segment presentation of adjusted EBITDA. Please note that adjusted EBITDA should be reconciled to your operating income as presented in your segment footnote instead of segment’s operating income before financial income and income from disposal of assets. Please confirm to us you will provide these changes in future filings.

RESPONSE:

The Company will revise its future filings, including its next annual report on Form 20-F, to reconcile adjusted EBITDA to operating income per segment as presented in the segment footnote.

The reconciliation of adjusted EBITDA to operating income per segment, as presented in the segment footnote (page F-66), is presented in the tables below.

	ULTRAPAR
	Reconciliation of operating income to adjusted EBITDA
	IFRS
	Year ended December 31,
	2010	2009
	(in millions of reais)
Operating income	1,324.5	920.0
Depreciation and amortization	530.8	529.3
Loss (income) from disposal of assets	(79.0)	(18.9)

Adjusted EBITDA	1,776.3	1,430.4

Mr. Andrew D. Mew, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

	ULTRAGAZ
	Reconciliation of operating income to adjusted EBITDA
	IFRS
	Year ended December 31,
	2010	2009
	(in millions of reais)
Operating income	181.2	171.3
Depreciation and amortization	118.8	113.6
Loss (income) from disposal of assets	7.4	(3.8)

Adjusted EBITDA	307.4	281.2

	IPIRANGA
	Reconciliation of operating income to adjusted EBITDA
	IFRS
	Year ended December 31,
	2010	2009
	(in millions of reais)
Operating income	879.5	586.6
Depreciation and amortization	269.1	251.4
Loss (income) from disposal of assets	(75.2)	(8.0)

Adjusted EBITDA	1,073.4	829.9

	OXITENO
	Reconciliation of operating income to adjusted EBITDA
	IFRS
	Year ended December 31,
	2010	2009
	(in millions of reais)
Operating income	114.1	68.5
Depreciation and amortization	104.1	102.6
Loss (income) from disposal of assets	22.9	(0.4)

Adjusted EBITDA	241.2	170.7

	ULTRACARGO
	Reconciliation of operating income to adjusted EBITDA
	IFRS
	Year ended December 31,
	2010	2009
	(in millions of reais)
Operating income	115.8	58.2
Depreciation and amortization	28.9	52.8
Loss (income) from disposal of assets	(33.2)	(6.6)

Adjusted EBITDA	111.5	104.5

Mr. Andrew D. Mew, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

3.	Since all companies do not calculate adjusted EBITDA in the same fashion, please provide disclosure to alert investors to the fact that the measure presented may not be comparable to similarly titled measures reported by other companies.

RESPONSE:

The Company will include the following disclosure in its future filings, including its next annual report on Form 20-F: “Our definition of adjusted EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure.”

Item 15. Controls and Procedures, page 131

4.	Please include a complete disclosure controls and procedures definition in future filings. In this regard, your part (a) definition should be revised to state your chief executive and financial officers concluded that your disclosure controls and procedures were effective to enable you to record, process, summarize and report information required to be included in the reports that you file or submit under the Exchange Act within the time period required.

RESPONSE:

The Company will revise its future filings, including its next annual report on Form 20-F, to describe more completely under Item 15. Controls and Procedures, (a) Disclosure Controls and Procedures, part (a) that the Company’s chief executive and financial officers concluded that its disclosure controls and procedures were effective to enable it to record, process, summarize and report information required to be included in the reports that it files or submits under the Exchange Act within the time period required, provided that such statement is true at end of the period covered by the Company’s annual report on Form 20-F.

5.	Refer to your statement, “our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures.” Please remove this statement from future filings as it could be interpreted to mean you are limiting the assurance of your controls and procedures evaluation.

RESPONSE:

The Company will revise its future filings, including its next annual report on Form 20-F, to remove the statement “our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures” from Item 15. Controls and Procedures, (a) Disclosure Controls and Procedures, part (b).

Mr. Andrew D. Mew, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

2. Basis of Preparation of Financial Statements, page F-12

d. Current and non-current assets, page F-28

6.	Please tell us and provide disclosures regarding your considerations made when estimating the net realizable value of your inventories. Please refer to paragraphs 30-33 and 36(a) of IAS 2 for guidance.

RESPONSE:

When estimating the net realizable value of its inventories, Ultrapar considers the average prices for which it sold its inventories during the last month of each reporting period, net of applicable variable selling expenses. Ultrapar also considers subsequent events directly relating to fluctuations of prices or costs to estimate its net realizable value of inventories, to the extent such events confirm conditions existing at the end of the period. If such net realizable values are below inventory costs, a provision corresponding to the difference between inventory costs and net realizable value is recorded.

The Company also records provisions for obsolescence and impairment of products, materials and supplies used in its production process. These provisions are made for products, materials or supplies that (i) do not meet the Company’s specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by Ultrapar’s management with the support of its industrial team.

The breakdown of provisions for losses related to inventories for the years ended December 31, 2010 and 2009 is shown in the table below.

	2010	2009
Provision
Net Realizable Value Adjustment	9,562	20,236
Obsolescence and Impairment	4,462	1,814

Total	14,024	22,050

The Company will revise its future filings, including its next annual report on Form 20-F, to disclose the considerations the Company makes when estimating the net realizable value of its inventories.

h. Intangible assets, page F-30

7.	Please disclose the amortization period(s) and method(s) used for each type of intangible asset with finite lives. Please refer to paragraphs 98 and 118 (a) and (b) of IAS 38 for guidance. Please disclose the line item(s) in which the amortization expense is included. Please refer to paragraph 118(d) of IAS 38 for guidance.

RESPONSE:

Ultrapar amortizes intangible assets with finite lives using the straight line method, which assumes that the economic benefits of such assets are incurred evenly over time. The amortization periods for each type of intangible asset with finite lives are disclosed in Note 13 to our consolidated financial statements, on page F-52. The amortization periods estimated by Ultrapar for each type of intangible asset with finite lives is based on the

Mr. Andrew D. Mew, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

estimated useful life of such asset or, with respect to contractual rights, on the terms of each contractual relationship. Ultrapar determined these amortization periods based on assumptions that its management believes to be reasonable and in light of information available to it. However, these estimated amortization periods are nevertheless subject to several risks and uncertainties.

Amortization expenses of intangible assets with finite lives are recorded as costs of products and services sold, general and administrative expenses or selling and marketing expenses as shown in the table below.

	Costs of products and services sold	General and administrative expenses	Selling and marketing expenses	TOTAL
Amortization expenses
2009	10,152	23,676	95,679	129,507
2010	10,355	20,170	141,606	172,131

The Company will revise its future filings, including its next annual report on Form 20-F, to disclose methods used for each type of intangible asset with finite lives and the line items in which the amortization expense is included.

j. Income and social contribution taxes on profit, page F-31

8.	We note that you recognize taxes based on the current rates of income tax. Please tell us and revise your disclosures in future filings to clarify that you are using tax rates and laws that are enacted or substantively enacted at the end of the reporting period. Please refer to paragraphs 46-47 of IAS 12 for guidance.

RESPONSE:

Ultrapar recognizes tax liabilities (tax assets) for current and prior periods at the amount expected to be paid to (recovered from) the taxation authorities, using tax rates that have been enacted or substantially enacted by the end of the reporting period. Currently, these tax rates are set forth in Brazilian Federal Laws 9,249 of 1995 and 7,689 of 1988. Accordingly, all tax liabilities (tax assets) recorded in Ultrapar’s financial statements were calculated based on the income tax rates enacted or substantially enacted on the last day of the reporting period.

The Company will revise its future filings, including its next annual report on Form 20-F, to clarify that it is using tax rates based on laws that are enacted or substantively enacted on the last day of the reporting period.

3. Principals of consolidation and investments in affiliates, page F-35

9.	Please provide the disclosures required by paragraphs 54 and 55 of IAS 31 for your jointly-controlled entities and paragraph 40 of IAS 28 for your associates in future filings.

RESPONSE:

The Company has reviewed paragraphs 54 and 55 of IAS 31 and paragraph 40 of IAS 28 and understands that its jointly-controlled entities or associates do not have contingent liabilities that would require the disclosure provided therein. Should the jointly-controlled entities or associates of the Company have such contingent liabilities in the future, the Company will indicate so in its future filings. The Company is not required by law or any contractual agreement to make any capital commitments to jointly-controlled entities or associates.

Mr. Andrew D. Mew, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

10.	Explain to us and disclose your basis under IFRS in proportionally consolidating your 33% equity ownership of RPR in 2010 and 2009 under the joint venture accounting as allowed under IAS 31.

RESPONSE:

Each of Ultrapar, Braskem S.A. (“Braskem”) and Petrobras – Petróleo Brasileiro S.A. (“Petrobras”) holds a one-third ownership interest in Refinaria de Petróleo Riograndense S.A. (“RPR”). Pursuant to the RPR shareholders’ agreement entered into among Ultrapar, Braskem and Petrobras, the economic and operational decisions with respect to RPR must be agreed upon by each shareholder, and, accordingly, any such decisions made by the shareholders or the board of directors of RPR must be unanimous.

According to paragraph 3 and paragraphs 24 to 29 of IAS 31, the Company understands that RPR is considered a jointly-controlled entity. Among the alternatives provided for under paragraphs 30 and 38 of IAS 31, the Company adopted the proportional method of consolidation because it believes that such method better reflects the substance and economic reality of its equity interest in RPR and the nature of its co-controlling position when compared to the equity method of accounting.

4. Financial assets, page F-36

11.	Please address whether you have significant cash and cash equivalents that are not available for use by the group. If so, please provide the disclosures required by 48-50 of IAS 7 in future filings.

RESPONSE:

Ultrapar has no significant cash and cash equivalents that are not available for use by the group. The total amount not available for use as of December 31, 2010, represented less than 2.5% of Ultrapar’s total cash and cash equivalents on a consolidated basis. Should the Company have any significant cash and cash equivalents that are not available for use by the group in the future, it will so indicate in its future filings.

7. Recoverable taxes, page F-41

12.	Explain to us and disclose the nature of the line item “Adjustment to present value of ICMS on property, plant and equipment – CIAP” in the recoverable taxes break out schedule.

RESPONSE:

In Brazil, the purchase of fixed assets is subject to the Tax on the Circulation of Goods and Services (Imposto sobre Circulação de Mercadorias e Serviços) (“ICMS”). Any amounts paid as ICMS are included in the purchase price of these assets. Pursuant to Brazilian tax laws, the ICMS levied upon the acquisition of fixed assets to be used in the productive process of a company generates a tax credit for the Company that is recoverable at a monthly ratio of 1/48th as from the date the purchase was completed. Because the recovery of such credit occurs over a defined period of time, the Company is allowed to record the value of the ICMS tax credit at present value in accordance with item 4.55(d) of “The Framework for Financial Reporting.”

Mr. Andrew D. Mew, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

9. Income and social contribution taxes, page F-45

13.	Refer to your line item entitled, “provision for goodwill paid on investments.” Please explain to us what these amounts represent. In this regard, since goodwill is no longer amortized we are uncertain how and why these amounts would be recorded as temporary differences.

RESPONSE:

Brazilian tax law (particularly Decree-Law 3,000 of 1999) allows a company to amortize goodwill from business combinations for income tax purposes, provided that the company (i) held equity interests in another legal entity, (ii) recorded goodwill at the time it acquired such equity interests, and (iii) merged with such other entity.

Ultrapar fully adopted IFRS as from January 1, 2009 and entered into certain business combinations that met the abovementioned requirements prior to such date. Pursuant to an exemption set forth in IFRS 1, Ultrapar did not restate the goodwill and related tax benefit (in the form of a deferred tax asset) resulting from these business combinations, which had been previously recorded by Ultrapar pursuant to the accounting practices then adopted in Brazil, at the time it adopted IFRS. Although goodwill is not amortized under IFRS, Law 11,941 of 2009 allowed companies to continue to amortize goodwill for income tax deduction purposes.

In addition, during the period from January 1, 2009 to December 31, 2010, Ultrapar completed only one business combination that met the Brazilian tax legislation criteria described above. The goodwill generated from this transaction for tax purposes was greater than the corresponding accounting goodwill, resulting in the recognition of a deferred tax asset, in accordance with IAS 12.32A.

20. Risk and Financial Instruments

Fair Value of Financial Instruments, page F-76

14.	Reconcile for us the amounts of cash and cash equivalents and financial investments presented here to those as shown on the face of the consolidated balance sheets on page F-4.

RESPONSE:

Below is a reconciliation of the amounts of cash and cash equivalents and financial investments presented on page F-76 to those presented on pages F-4 of Ultrapar’s financial statements.

		12/31/2010	12/31/2009	1/1/2009
Cash and cash equivalents
	Cash and cash equivalents on page F-76 (cash and bank deposits on page F-36)	72,793	128,340	164,351
	Financial investments considered cash and cash equivalents under IFRS (Fixed-income securities and funds on page F-36)	2,569,625	1,759,159	1,110,702

=	Cash and cash equivalents on page F-4	2,642,418	1,887,499	1,275,053

		12/31/2010	12/31/2009	1/1/2009
Financial investments
	Financial investments on page F-76	3,127,806	2,193,886	1,936,476
	Financial investments considered cash and cash equivalents under IFRS (Fixed-income securities and funds on page F-36)	(2,569,625)	(1,759,159)	(1,110,703)
	Currency and interest hedge instruments on page F-37	19,778	12,723	47,020

=	Financial investments on page F-4	577,959	447,450	872,793

Mr. Andrew D. Mew, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Please note that the amount of cash and cash equivalents reported on page F-76 refers to cash and bank deposits only, while the amount reported on page F-4 refers to cash and cash equivalents according to IFRS. Similarly, the amount of financial investments reported on page F-76 includes all fixed-income securities and funds, while the amount reported on page F-4 refers to financial investments that are not considered cash and cash equivalents.

*  *  *

We have attached hereto the Company’s written statement, as requested by the Staff in the Comment Letter. We appreciate in advance your time and attention to our response. Should you have any additional questions or comments, please feel free to call me at +55 11 3708-1830.

Very truly yours,

By:	/s/ Richard S. Aldrich, Jr.
Richard S. Aldrich, Jr.

Encl.

cc:	Mr. Pedro Wongtschowski (Ultrapar—Chief Executive Officer)
Mr. André Covre (Ultrapar—Chief Financial and Investor Relations Officer)
Mrs. Sandra Lopez Gorbe (Ultrapar—Legal Counsel)
Mr. Robert Babula (SEC)